

December 10, 2010

Ronald Kempers
Chief Financial Officer
Mymetics Corporation
c/o Mymetics S.A.
Biopole
Route de la Corniche, 4
1066 Epalinges, Switzerland

> **Re: Mymetics Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 000-25132**

Dear Mr. Kempers:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Item 1. Business, page 4

1. We note your discussion throughout the Business section of various agreements with third parties and the agreements listed in the exhibit index to the filing. Please provide draft disclosure to be included in an amended Form 10-K clarifying which agreements are considered material to the company and to further describe all material terms of each, including the financial obligations of each party and the duration and termination provisions. As applicable, please disclose the total potential milestone payments to be made by either party under the agreements and the amount of any royalties to be paid within a ten percent range. To the extent any agreements not already discussed in the Business section of the filing are considered material to the company within the meaning of Item 601(b)(10) of Regulation S-K, please provide the requested information for these agreements as well.

Item 10. Directors, Executive Officers and Corporate Governance, page 30

2. Please provide draft disclosure to be included in an amended Form 10-K discussing the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve on the board of the company, as required by newly revised Item 401(e)(1) of Regulation S-K. Please note that the present disclosure of each individual's business experience alone is not sufficient to comply with this requirement.

Item 11. Executive Compensation, page 33

3. Please file as an exhibit the Consulting Agreement with Mr. Christian Rochet pursuant to which he is employed as Senior Advisor to the President of the company. In the alternative, please provide your analysis as to why this agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

4. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please tell us the process you undertook to reach this conclusion and present your analysis supporting the conclusion that such disclosure was not necessary.

Signatures, page 69

5. Please amend your Form 10-K to include the signatures of a majority of the members of your board of directors, pursuant to General Instruction D(2)(a) of Form 10-K.

Exhibits 31.1 and 31.2

6. Regarding your Principal Executive Officer and Principal Financial Officer certifications included as Exhibits 31.1 and 31.2, please confirm that beginning with your December 31, 2010 Form 10-K and subsequent Forms 10-Q, you will conform the certification language to that in Item 601(b)(31) of Regulation S-K. Specifically, include the introductory language of paragraph 4 and add the language of paragraph 4 (b).

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney, at (202) 551-3563 or Dan Greenspan, Special Counsel (202) 551-3623 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant